Description of Business

Yubi Health is a healthtech organization ushering in the future of wellness and Mental Health. We created patent pending technology that uses health and lifestyle bio markers and identifies core mental health issues. The engine recommends a wellness plan just for you and focuses on engagement to restore mental wellbeing.

This solution directly targets behavioral health that cost employers and health plans 300+ Billion USD annually. The mental wellbeing of employees is a growing problem YoY.

Yubi Health is passionate about this solution as our team has been directly impacted. In one instance as a caregiver, and in another a friend lost their life struggling with behavioral health challenges. In addition to the personal connection, professionally the team worked for UnitedHealth Group, the world's largest behavioral healthcare company.

Our Financial Model is built on industry standard PMPM (Per Member Per Month) subscription through Benefit plans. Based on our analysis and market research our plan will cost from $3PMPM to $20PMPM with cost ranging from $0.98 to $15.20 PMPM respectively for a 500,000 member population.

Risk Factors

Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified.

- **Uncertain Risk**

  An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections**

  There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess**

  The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited**

  Any common stock equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time**

  You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **We may not have enough capital as needed and may be required to raise more capital.**

  We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment**

  We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds**

  Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Projections: Forward Looking Information**

  Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **We are reliant on one main type of service**

  All of our current services are variants on one type of service, providing a platform for digital health and wellness services. Our revenues are therefore dependent upon the market for digital health and wellness industry.

- **Minority Holder; Securities with Voting Rights**

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **You are trusting that management will make the best decision for the company**

  You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- **Insufficient Funds**

  The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Our new product could fail to achieve the sales projections we expected**

  Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We face significant market competition**

  We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **We are an early stage company and have not yet generated any profits**

  Yubi Health, Inc. was formed on Jan 28th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yubi Health, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- **We are an early stage company and have limited revenue and operating history**

  The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Empwr Health and Wellness app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **We have existing patents that we might not be able to protect properly**

  One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets and also have a pending patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

- **We have pending patent approval's that might be vulnerable**

  One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**

  Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**

  Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

  To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

  Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **We rely on third parties to provide services essential to the success of our business**

  We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The Company is vulnerable to hackers and cyber-attacks**

  As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yubi Health or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Yubi Health could harm our reputation and materially negatively impact our financial condition and business.

- **Regulation Risk**

  Technological developments push the boundaries of existing regulatory frameworks. Health technological apps have been producing software that falls into the "medical applications" and "healthcare" categories. Some could fall into categories which will be regulated as medical devices, others as diagnostic devices, while yet others will fall outside the scope of these definitions or even be classed as borderline, between classifications. YubiHealth is categorized as diagnostic as per the current regulation framework. There is a risk to change in categorization as the regulation around health tech evolves.

- **The regulatory framework is constantly evolving with technological advancements.**

  Technological developments push the boundaries of existing regulatory frameworks. Health technological apps have been producing software that falls into the "medical applications" and "healthcare" categories. Some could fall into categories which will be regulated as medical devices, others as diagnostic devices, while yet others will fall outside the scope of these definitions or even be classed as borderline, between classifications. Yubi Health is categorized as diagnostic as per the current regulation framework. There is a risk to change in categorization as the regulation around health tech evolves.

Operating Results – 2021 Compared to 2020

- Circumstances which led to the performance of financial statements:

  Year ended December 31, 2021 compared to year ended December 31, 2020

  Revenue

  Yubi Health is a pre- revenue company. It was incorporated in 2019 which was devoted to building the team and prototype and market discovery. 2020 was devoted to build the software and pilot with an anchor client. We believe that the U.S. is the most important market for us to demonstrate success with the app, so we spent the vast majority of our marketing and sales efforts in the U.S. 2021 was a big year with lot of progress in terms of building the team, the MVP, partnerships and sales pipeline. By the end of 2021, we have contracts in place for FY2022 with 1 client and several other in pipeline.

  Cost of sales

  As a pre revenue company- this section is not applicable.

  Gross margins

  As a pre revenue company- this section is not applicable.

  Expenses

  The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of EMPWR app. Expenses in 2020 was about $ 82,000 which reduced slightly in 2021 to 60,000. Most of this expense is devoted to product enhancement and various ancillary activities to support client acquisition and marketing.

- Historical results and cash flows:

  The historical results and cash flows are typical of a company in its initial product development stage. We have multiple new clients lined up due to active pipeline and business development focus which will result in subscription revenue in FY2022.

On December 31, 2021, Yubi Health had $320.73 cash in hand.



Debt

- **Creditor:** Founders and Family of founders
  Amount Owed: $ $218,475.97
  Interest Rate: 3.25%
  Maturity Date: December 31, 2022

Directors and Officers

Name: Rahul Goyal

Rahul Goyal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 28, 2019 - Present
  Responsibilities: CEO, Advanced Analytics, Fundraising, Customer discovery and Management. Rahul currently does not receive a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Optum
  Title: Sr. Director
  Dates of Service: May 03, 2015 - Present

  Responsibilities: Oversee the shared services organization providing analytical capability to different lines of business

Name: Vivek Goel

Vivek Goel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 28, 2019 - Present
  Responsibilities: COO, Customer support, Administration, Engagement and Operations, Data Engineering and Science. Vivek does not receive a salary for his role in the Company.

- **Position:** Board of Director
  Dates of Service: May 08, 2021 - Present

Responsibilities: Strategic decision making.

Other business experience in the past three years:

- **Employer:** Footlocker, Inc.
  Title: VP
  Dates of Service: Oct 2021 - Present

  Responsibilities: Oversee the AI, Automation and Integration shared services organization

- **Employer:** Optum
  Title: VP
  Dates of Service: March 26, 2016 – Oct 2021

  Responsibilities: Oversee the process Automation shared services organization

Name: Cynthia Albanese

Cynthia Albanese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Oversee the entire Marketing effort. Cynthia does not receive a salary for her role with the Company.

Other business experience in the past three years:

- **Employer:** Sole proprietor
  Title: President/Founder
  Dates of Service: November 15, 2017 - Present

  Responsibilities: Fractional CMO

Name: Dr. Ronke Komolafe

Dr. Ronke Komolafe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CCO
  Dates of Service: Apr 2022 - Present
  Responsibilities: Oversee the clinical aspects of the solution. Dr. Ronke does not receive a salary for his role with the Company.

Other business experience in the past three years:

- **Employer:** Integrated Physical & Behavioral Health Alliance

Title: CEO and Board Chair
Dates of Service: Nov, 2020 - Present
Responsibilities: Oversee integrated health strategies and expansion nationally and internationally from a multi-dimensional perspective of a payer, provider, regulator, patient, and health IT.

Other business experience in the past three years:

- **Employer:** NextGen Healthcare
  Title: Director of Specialty Solutions
   Dates of Service: Oct, 2019 - Nov 2020

  Responsibilities: Director of Specialty Solution for behavioral health and physical health solutions. Oversee the digital health and integration of solutions and products to treat patients as a whole. Manage healthcare regulatory affairs and market trends for EHR system and ancillary products. Oversee go-to-market and expansion strategies for integrated health EHR. Drive a comprehensive, measurable strategy across multiples channels, while confidently leading marketing efforts both within the organization and externally.

Name: Rahul Deep

Rahul Deep's current primary role is with Constellation. Rahul Deep currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: April 04, 2019 - Present
  Responsibilities: Responsible for Product Development and Technology Solutions. Rahul does not receive a salary for his role in the Company.

Other business experience in the past three years:

- **Employer:** Constellation
  Title: VP and CTO
  Dates of Service: Oct 2021 - Present

  Responsibilities: Oversee technology

- **Employer:** Allianz Life USA
  Title: Senior Director
  Dates of Service: August 05, 2016 – Oct 2021

  Responsibilities: Oversee technology

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Rahul Goyal
Amount and nature of Beneficial ownership: 2,550,000
Percent of class: 47.06

Title of class: Common Stock
Stockholder Name: Monika Goel
Amount and nature of Beneficial ownership: 2,550,000
Percent of class: 47.06

Related Party Transactions

- **Name of Entity:** Rahul Goyal
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founder
  Material Terms: $61,966 with an average interest rate of 3.25% and maturity date of Dec 31, 2022

- **Name of Entity:** Vivek Goel
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founder
  Material Terms: $61,966 with an average interest rate of 3.25% and maturity date of Dec 31, 2022

- **Name of Entity:** Lydia Goyal
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Family member to founder
  Material Terms: $47,268 with an average interest rate of 3.25% and maturity date of Dec 31, 2022

- **Name of Entity:** Monika Goel
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder and family member to the founder
  Material Terms: $47,268 with an average interest rate of 3.25% and maturity date of Dec 31, 2022

Our Company Securities

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 581,520 of Common Stock.

- **Common Stock**

  The amount of security authorized is 10,000,000 with a total of 5,429,500 outstanding.

  Voting Rights

  One vote per share. Please see voting rights of securities sold in this offering below.

  Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Uncertificated Stock

5.1. Uncertificated stock. All stock of Yubi Health is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Yubi Health and a particular stockholder.

5.2. Records. Stock ownership is recorded in Yubi Health's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

5.2.1. Yubi Health is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

5.2.2. The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

5.2.3. The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

5.2.4. If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Yubi Health; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

5.2.5. Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

5.3. Partly paid shares. Yubi Health may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Yubi Health's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

5.4. Statements regarding stock. Upon written request made by or on behalf of the holder of record of any of Yubi Health's stock, Yubi Health will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

5.5. Dividends. The Board, subject to the Certificate and applicable law, may declare and pay dividends on Yubi Health's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

5.6. Stock agreements. Yubi Health has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Yubi Health to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Yubi Health shall provide notice of such restrictions to all affected stockholders.